UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

TRINET GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $0.000025 Per Share
(Title of Class of Securities)

896288107
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896288107	13G	Page 2 of 10 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cantillon Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,494,896 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,494,896 (see Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,494,896 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.32% (see Item 4)
12		TYPE OF REPORTING PERSON* IA
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 896288107	13G	Page 3 of 10 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cantillon Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,494,896 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,494,896 (see Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,494,896 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.32% (see Item 4)
12		TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 896288107	13G	Page 4 of 10 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cantillon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,494,896 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,494,896 (see Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,494,896 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.32% (see Item 4)
12		TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 896288107	13G	Page 5 of 10 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William von Mueffling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 375,000 (see Item 4)
	6	SHARED VOTING POWER 3,494,896 (see Item 4)
	7	SOLE DISPOSITIVE POWER 375,000 (see Item 4)
	8	SHARED DISPOSITIVE POWER 3,494,896 (see Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,869,896 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.89% (see Item 4)
12		TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:

TriNet Group, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

One Park Place, Suite 600, Dublin, CA 94568

Item 2(a)	Name of Person Filing:

This statement is filed by: (i) Cantillon Capital Management LLC (“CCM LLC”) with respect to shares of common stock, par value $0.000025 per share (“Shares”), of the Issuer beneficially owned by certain funds and managed accounts advised by CCM LLC or its subsidiary; (ii) Cantillon Management L.P. (“Cantillon Management”) with respect to Shares beneficially owned by CCM LLC; (iii) Cantillon Inc. with respect to Shares beneficially owned by CCM LLC and Cantillon Management; and (iv) William von Mueffling with respect to Shares beneficially owned directly and by CCM LLC, Cantillon Inc. and Cantillon Management.

CCM LLC, Cantillon Inc., Cantillon Management and William von Mueffling have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b)	Address or Principal Business Office:

The address of the principal business office of CCM LLC, Cantillon Inc., Cantillon Management and William von Mueffling is 499 Park Avenue, 9th Floor, New York, NY 10022.

Item 2(c)	Citizenship:

CCM LLC is a Delaware limited liability company. Cantillon Inc. is a Delaware corporation. Cantillon Management is a Delaware limited partnership. Mr. von Mueffling is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.000025 per share

Item 2(e)	CUSIP Number:

896288107

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ] Broker or dealer registered under Section 15 of the Act;

[ ] Bank as defined in Section 3(a)(6) of the Act;

[ ] Insurance company as defined in Section 3(a)(19) of the Act;

[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); *

[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); **

[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

* CCM LLC is filing as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

** Each of Cantillon Inc., Cantillon Management and Mr. von Mueffling is filing as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4	Ownership:

The percentages used herein are calculated based upon the Shares of common stock issued and outstanding as of October 18, 2021 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the quarterly period ended September 30, 2021.

As of the close of business on December 31, 2021:

1. Cantillon Capital Management LLC
(a) Amount beneficially owned: 3,494,896
(b) Percent of class: 5.32%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,494,896
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,494,896

2. Cantillon Inc.
(a) Amount beneficially owned: 3,494,896
(b) Percent of class: 5.32%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,494,896
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,494,896

3. Cantillon Management L.P.
(a) Amount beneficially owned: 3,494,896
(b) Percent of class: 5.32%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,494,896
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,494,896

5. William von Mueffling
(a) Amount beneficially owned: 3,869,896
(b) Percent of class: 5.89%
(c)(i) Sole power to vote or direct the vote: 375,000
(ii) Shared power to vote or direct the vote: 3,494,896
(iii) Sole power to dispose or direct the disposition: 375,000
(iv) Shared power to dispose or direct the disposition: 3,494,896

CCM LLC, Cantillon Inc. and Cantillon Management own no Shares directly.  CCM LLC maintains investment and/or voting power with respect to certain funds and managed accounts advised by it or its indirect subsidiary.  Cantillon Management is the managing member of CCM LLC.  Cantillon Inc. is the general partner of Cantillon Management.  Mr. von Mueffling is the sole shareholder of Cantillon Inc. and controls each of CCM LLC, Cantillon Inc. and Cantillon Management.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) CCM LLC, Cantillon Inc., Cantillon Management and Mr. von Mueffling may be deemed to beneficially own 3,869,896 Shares (constituting approximately 5.89% of the Shares outstanding) and (ii) Mr. von Mueffling may be deemed to beneficially own 375,000 Shares (constituting approximately 0.57% of the Shares outstanding).  Each of CCM LLC, Cantillon Inc., Cantillon Management and Mr. von Mueffling disclaims beneficial ownership of any of the securities covered by this statement.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Exhibit 99.2.

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

CANTILLON CAPITAL MANAGEMENT LLC
By: Cantillon Management L.P., its managing member
By: Cantillon Inc., its general partner

By: /s/ Kevin S. Aarons
Name:  Kevin S. Aarons
Title:  Authorized Person

CANTILLON MANAGEMENT L.P.
By: Cantillon Inc., its general partner

By: /s/ Kevin S. Aarons
Name: Kevin S. Aarons
Title: Authorized Person

CANTILLON INC.

By: /s/ Kevin S. Aarons
Name:  Kevin S. Aarons
Title:  Authorized Person

/s/ William Von Mueffling
WILLIAM VON MUEFFLING